**UNITED STATES**
**SECURITIES AND EXCHANGE COMMISSION**
**Washington, D.C. 20549**

**FORM 8-K/A**
**(Amendment No. 1)**

**CURRENT REPORT**

**Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934**

**Date of report (Date of earliest event reported): February 23, 2005**

# IDEXX LABORATORIES, INC.

*(Exact name of registrant as specified in its charter)*

| **Delaware** | **000-19271** | **01-0393723** |
|---|---|---|
| *(State or other jurisdiction of incorporation or organization)* | *(Commission File Number)* | *(IRS Employer Identification No.)* |

| **One IDEXX Drive, Westbrook, Maine** | **04092** |
|---|---|
| *(Address of principal executive offices)* | *(ZIP Code)* |

**207-856-0300**
*(Registrant's telephone number, including area code)*

**Not Applicable**
*(Former name or former address, if changed since last report)*

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions (see General Instruction A.2. to Form 8-K):

[ ] Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)
[ ] Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)
[ ] Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))
[ ] Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

**Item 5.02** **Departure of Directors or Principal Officers; Election of Directors; Appointment of Principal Officers.**

(d)     On February 25, 2005, IDEXX Laboratories, Inc. (the "Company") filed a Current Report on Form 8-K reporting that the Company's board of directors appointed Robert J. Murray as a director. At the time of the required filing, the board of directors had not yet determined on which committees Mr. Murray would serve.

At the annual meeting held on May 18, 2005, the Company's board of directors appointed Mr. Murray as Chairman of the compensation committee.

## SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

**IDEXX LABORATORIES, INC.**

Date: May 19, 2005          By:   /s/ Conan R. Deady
                                  Conan R. Deady
                                  Vice President, General Counsel & Secretary